Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements of Odyssey HealthCare, Inc.:
(1)	Form S-8 (No. 333-72888) pertaining to the Odyssey HealthCare, Inc. Stock Option Plan, the Odyssey HealthCare Inc. 2001 Equity-Based Compensation Plan, and the Odyssey HealthCare, Inc. Employee Stock Purchase Plan, and

(2)	Form S-8 (No. 333-129990) pertaining to the Odyssey HealthCare, Inc. 2001 Equity-Based Compensation Plan;
of our reports dated March 12, 2009, with respect to the consolidated financial statements of Odyssey HealthCare, Inc. and the effectiveness of internal control over financial reporting of Odyssey HealthCare, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2008, and to the reference to our firm in the Selected Financial Data table included in the Form 10-K, Item 6.
/s/ Ernst & Young LLP
Dallas, Texas
March 12, 2009